Exhibit 99.2

Amarin Corporation plc

Period Ended 30 September 2004 Selected Data (UK GAAP - UNAUDITED)

Selected Income Statement Data - extract of continuing activities

	Three months ended 30 September		Nine months ended 30 September
	2004	2003	2004	2003
	Total $’000	Total $’000	Total $’000	Total $’000

Revenue:
Total revenue from continuing activities	—	—	—	—
	—	—	—	—

Operating expenses:
Selling, General & Administrative	1,207	1,312	4,169	4,845
Amortisation of intangible assets	144	182	432	432
Operating expenses from continuing activities	1,351	1,494	4,601	5,277

Operating (loss) from continuing activities	(1,351)	(1,494)	(4,601)	(5,277)

Selected Income Statement Data - extract of discontinued activities

	Three months ended 30 September		Nine months ended 30 September
	2004	2003	2004	2003
	Total $’000	Total $’000	Total $’000	Total $’000

Revenue:
Total revenues from discontinued activities	—	4,557	1,017	10,419

Cost of sales:
Cost of sales from discontinued activities	—	1,341	107	7,811

Gross profit
Total gross profit from discontinued activities	—	3,216	910	2,608

Operating expenses/(income):

Selling, General & Administrative	—	4,310	1,575	11,972
Amortisation of intangible assets	—	1,222	—	3,668
(Gain) on renegotiation of Elan debt	—	—	—	(7,500)
Selling, General & Administrative from discontinued activities	—	5,532	1,575	8,140
Research & development from discontinued activities	1,117	1,748	2,500	4,868
Other (income) - Valeant settlement	(2,000)	—	(2,000)	—
Total operating (income)/expenses	(883)	7,280	2,075	13,008

Operating profit/(loss) from discontinued activities	883	(4,064)	(1,165)	(10,400)

Exceptional income/(expense) - discountinued activities
Escrow proceeds of Q4 2003 Swedish disposal	400	—	750	—
Loss on disposal of US operations and certain products	(9)	—	(2,447)	—
(Loss)/gain on settlement of debt on related sale of distribution rights	(1,000)	—	24,572	—
Profit/(loss) on ordinary activities before interest - discontinued activities	274	(4,064)	21,710	(10,400)

	Three months ended 30 September		Nine months ended 30 September
	2004	2003	2004	2003
	Total $’000	Total $’000	Total $’000	Total $’000

Revenue:
Total revenue from continuing activities	—	—	—	—
Revenues from discontinued activities	—	4,557	1,017	10,419
Total revenues	—	4,557	1,017	10,419

Cost of sales:
Direct costs	—	1,341	107	7,811
Cost of sales from discontinued activities	—	1,341	107	7,811

Gross profit
Continuing activities	—	—	—	—
Discontinued activities	—	3,216	910	2,608
Total gross profit	—	3,216	910	2,608

Operating expenses/(income):
Selling, General & Administrative	1,207	1,312	4,169	4,845
Amortisation of intangible assets	144	182	432	432
Operating expenses from continuing activities	1,351	1,494	4,601	5,277

Selling, General & Administrative	—	4,310	1,575	11,972
Amortisation of intangible assets	—	1,222	—	3,668
(Gain) on renegotiation of Elan debt	—	—	—	(7,500)
Selling, General & Administrative from discontinued activities	—	5,532	1,575	8,140
Research & development from discontinued activities	1,117	1,748	2,500	4,868
Other income - Valeant settlement	(2,000)	—	(2,000)	—
Operating (income)/expenses from discontinued activities	(883)	7,280	2,075	13,008

Total selling, general & administrative	1,351	7,026	6,176	13,417
Total research & development	1,117	1,748	2,500	4,868
Other income - Valeant settlement	(2,000)	—	(2,000)	—
Total operating expenses	468	8,774	6,676	18,285

Operating (loss) from continuing activities	(1,351)	(1,494)	(4,601)	(5,277)
Operating profit/(loss) from discontinued activities	883	(4,064)	(1,165)	(10,400)
				—
Total operating (loss)	(468)	(5,558)	(5,766)	(15,677)

Exceptional income/(expense) - discountinued activities
Escrow proceeds of Q4 2003 Swedish disposal	400	—	750	—
(Loss) on disposal of US operations and certain products	(9)	—	(2,447)	—
(Loss)/gain on settlement of debt on related sale of distribution rights	(1,000)	—	24,572	—
(Loss)/profit on ordinary activities before interest
Continuing activities	(1,351)	(1,494)	(4,601)	(5,277)
Discontinued activities	274	(4,064)	21,710	(10,400)
	(1,077)	(5,558)	17,109	(15,677)

Net interest payable	(89)	(196)	(186)	(643)

(Loss)/income before taxes	(1,166)	(5,754)	16,923	(16,320)
				—
Income tax (expense)	—	(3)	(7,500)	(146)
Dividends payable	—	—	—	(24)
Net (loss)/income for the period	(1,166)	(5,757)	9,423	(16,490)
				—
Weighted average shares - basic	17,940	17,932	17,940	16,810
Weighted average shares - diluted	17,940	17,944	17,940	16,822
			—	—
(Loss)/income per share:	$	$	$	$
Basic	(0.06)	(0.32)	0.53	(0.98)
Diluted	(0.06)	(0.32)	0.53	(0.98)

1. Select Balance Sheet Data

	As at 30 September
	2004	2003
	$’000	$’000

Net current assets/(liabilities)	4,228	(48,352)
Cash	2,813	3,931
Debtors (see note 4)	5,433	3,440
Total assets	12,098	56,987
Long term creditors and provisions (see note 5)	(5,000)	(410)
Called up share capital (ordinary shares) and capital redemption reserve	29,088	29,076
Total shareholders’ funds/(deficit)	3,080	(3,226)

2. EBITDA

	Three months ended 30 September
	2004	2003
	$’000	$’000

(Loss) for period	(1,166)	(5,757)
amortisation	144	1,404
interest	89	196
taxation	—	3
foreign exchange	—	0
EBITDA	(933)	(4,154)

3.  The selected financial data set out above should be read in-conjunction with our 2003 20-F Annual Report which is filed with the SEC.

4.  As previously described, Amarin provided Laxdale with a loan facilty, secured by a floating charge against Laxdale’s assets.  At September 30, 2004, the total loan owed by Laxdale to Amarin amounted to $1.8 million and is included in net current assets.  The accounting for the acquisition of Laxdale will have the effect of increasing the goodwill that arises on acquisition by the amount of this loan.

5.  At September 30, 2004, Amarin had a $5 million 5-year loan note owing to Elan.  On September 29, Amarin’s non-executive chairman, Mr. Thomas Lynch, signed an agreement to acquire Elan’s entire debt and equity interest in Amarin, including the $5 million loan notes.  Mr. Lynch subsequently agreed to convert $3 million of the $5 million loan notes into ordinary shares with an option to convert the remaining $2 million at the offering price of any future equity financing.  The remaining $2 million loan notes have a maturity date of January 2009.  The annual interest coupon payable by Amarin on the remaining $2 million loan notes is 8% or $0.16 million.

6. Shareholders’ Equity/(Deficit)

30-Sep-04
$’m
UK GAAP	3.1
Lax-101 product rights	(3.6)
Income recognition	(0.6)
Unamortised discount on loan	0.4
Preference dividends	0.5
US GAAP	(0.2)

7.  Basis of preparation

At September 30, 2004 Amarin had cash of $2.8 million.  On October 7, 2004, Amarin raised gross proceeds of $12.75 million through the completion of a private placement of ordinary shares.  This provides Amarin with sufficient cash to fund the group’s operating activities, including the planned phase III trials for Miraxion in Huntington’s disease, through the summer of 2005.  Amarin’s future financing strategy will depend on the timing of clinical trial expenditure on its development pipeline and on the level of revenue generated from its licensing and partnering activities.

Amarin intends to fund its operations and research and development activities beyond the summer of 2005 by obtaining additional funding through earning revenue from its licensing and partnering activties and/or completing further equity-based financings.  There is no assurance that Amarin’s efforts to raise additional funding will be successful.  If efforts are unsuccessful, there is uncertainty as to whether Amarin will be able to fund its business beyond the summer of 2005.  These financial statements do not include any adjustments that might be necessary should such funding not be available.

Amarin believes it will be successful in obtaining further funds as described above and thus, have prepared the accounts for the third quarter on a going concern basis.